FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of May 2003

Commission File Number: ___________________



                       TTI TEAM TELECOM INTERNATIONAL LTD.

                 (Translation of registrant's name into English)

         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F__X__ Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___________________




Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________________




Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                       Yes____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 10.1 of this report furnished on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 and the registrant's Registration Statements on Form S-8, and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Press Release: TTI Telecom Announces Restructuring Plan Designed to Improve Profitability, Increase Organizational Efficiency and Enhance Customer Satisfaction.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                          TTI Team Telecom International Ltd.



Date: May 8, 2003                         By:  /s/ Israel (Eli) Ofer
                                               ---------------------

                                               Israel (Eli) Ofer
                                               Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit           Description
Number            of Exhibit


10.1 Press Release: TTI Telecom Announces Restructuring Plan Designed to Improve Profitability, Increase Organizational Efficiency and Enhance Customer Satisfaction.

                                  EXHIBIT 10.1



Corporate Contacts:


            Meir Lipshes                           Sanjay Hurry
            Chief Executive Officer                Investor Relations Officer
            TTI Telecom Ltd.                       TTI Telecom Ltd.
            T: +1.972.3.922.1262                   T: +1.201.795.3883
            F: +1.972.3.922.1249                   F: +1.201.795.3920
            meirl@tti-telecom.com                  sanjay@tti-telecom.com


          TTI TELECOM ANNOUNCES RESTRUCTURING PLAN DESIGNED TO IMPROVE
         PROFITABILITY, INCREASE ORGANIZATIONAL EFFICIENCY AND ENHANCE
                              CUSTOMER SATISFACTION

 - Restructuring Plan includes Efficiency Steps and a 10% Workforce Reduction;
                  Will Not Impair Company's Ability to Service
                    Existing Customers or Acquire New Ones -


Petach Tikva, Israel - May 1, 2003 - TTI Team Telecom International Ltd. (Nasdaq: TTIL), a leading supplier of Operations Support Systems (OSS) and Business Support Systems (BSS) for telecom service providers, today announced that it has initiated a major restructuring of the Company aimed at reducing costs, increasing efficiency throughout the organization and improving customer satisfaction.

"The downturn in the telecommunications industry has adversely affected telecommunications service provider organizations across the board," stated Meir Lipshes, TTI Telecom's chief executive officer. "What characterizes today's marketplace is the fact that service providers are more cautious in making OSS investments and are taking much longer to make purchasing decisions."

Continued Lipshes: "The reductions will not impact TTI Telecom's ability to service customers, acquire new ones, or continue existing R&D initiatives. The organizational restructuring is designed to enhance the company's efficiency and productivity to help it weather the current harsh telecom environment and return to profitability."

TTI Telecom is set to pursue its restructuring efforts by following the policies listed below:

 (1) TTI Telecom's Product R&D Department will consolidate all software development efforts in the company to form a single cohesive unit that will have sole responsibility for the development of the Netrac Service Provisioning, Service Assurance and Revenue Assurance OSS products and solutions. The chief responsibilities of the Product R&D department include product planning and design, product packaging and testing, as well as product documentation. The Product R&D group will also spearhead software development enhancements and functionalities.

       The refocusing of the Product R&D department will eliminate development redundancy, and enable the department to sharpen its focus on developing a world-class, integrated product suite, while ensuring maximum consistency across all products, a unified GUI and software infrastructure.


(2) The Project Department will expand to include the Global Professional Services team, and will focus on delivering top quality customer solutions side-by-side with comprehensive integration services. The Project department will manage the end-to-end project delivery cycle, including product implementation, integration, support and consulting services, while capitalizing on its inherent advantage - its ability to provide a complete turnkey OSS solution based on its own pre-integrated products.

       TTI Telecom's reinforcing of its Projects department to manage the end-to-end project delivery cycle is designed to shorten timeframes for delivering projects and increase TTI Telecom's ability to compete against world-class system integrators and professional services teams by providing services at the level of these leading companies.


(3) The Sales & Marketing Departments will be affected to a lesser extent by the workforce reduction, although certain efficiencies will be achieved by consolidating various regional responsibilities, redeploying sales resources to high-growth areas and focusing sales efforts on solutions that provide near-term benefits to telecommunications service providers.

       To maintain its competitive position, the Strategic Marketing team, which will be in charge of delineating new opportunities for TTI Telecom in both existing and new markets has been expanded.


(4) As part of its restructuring plan TTI Telecom will shift its focus to recruiting and hiring local professionals in countries where it has interests. Local personnel will be responsible for software development, product integration and on-site customer support services. The intention to utilize a local workforce where needed is part of TTI Telecom's ongoing strategy to continuously provide top-level support to an increasingly global customer base by responding to customer needs with greater levels of agility and immediacy throughout all phases of a project's lifecycle.


The restructuring plan necessitates a workforce reduction of approximately 10% across all TTI Telecom departments, together with efficiency measures that will enable the company to maintain its core operations worldwide, improve product quality and shorten delivery timetables in order to best serve its existing customer base. The effects of the SARS epidemic are also being factored into the restructuring plan. Implementation of the plan will enable TTI Telecom to reduce expenses without having negative impact on TTI Telecom's ability to service customers, acquire new ones, or continue existing R&D initiatives.


About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 100 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.ttitelecom.com.


Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

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